January 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mirum Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-235825)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Mirum Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 P.M., Eastern Time, on January 8, 2020, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. EVERCORE GROUP L.L.C. As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Bradley Wolff
Name:	Bradley Wolff
Title:	Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Gloria Tang
Name:	Gloria Tang
Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]